Stash Capital LLC's Exemption Report

Stash Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5

promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be

made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the

following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from August 29, 2017 (date of registration with the SEC) to December 31, 2017 without exception.

Stash Capital LLC

I, Brandon Krieg , swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

By:

Title: Chief Executive Officer of Stash Capital LLC

Date: 2/26/2018